Mail Stop 3561

February 17, 2010

<u>Via Fax & U.S. Mail</u>

Gerard P. Parker
Chief Financial Officer
Network Communications, Inc.
2305 Newpoint Parkway
Lawrenceville, GA 30043

> RE: Network Communications, Inc.
>   Form 10-K for the fiscal year ended March 29, 2009
>   Filed on June 19, 2009
>   Form 8-K dated January 15, 2010
>   Filed on January 15, 2010
>   **File No. 333-134701**

Dear Mr. Parker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief